Bernstein & Pinchuk LLP

Certified Public Accountants

Seven Penn Plaza, Suite 830

New York, NY 10001

Tel 212 279-7900

Tel 516 897-7979

Fax 212 279-7901
www.bpaccountants.com
June 5, 2006
William H. Demarest
U.S. Securities and Exchange Commission
Washington, DC 20549

RE:	Sun New Media, Inc.
Form 8K Filed May 24, 2006
File No. 0-26347
Dear Mr. Demarest:
     This letter is in response to your letter dated May 25, 2006 to Sun New Media, Inc. requesting a letter from us detailing how we plan on performing the audit of the above company’s international operations.
     We have employed an individual, Mr. Xin-Hua Mao, who works in Beijing, China to assist us in performing our audit of Sun New Media’s international operations. Mr. Mao is highly qualified to perform SEC compliant audits and is individually registered with the PCAOB. Mr. Mao’s work will be subject to our collaborative planning, supervision and review. A partner of our firm, Mr. Drew Bernstein, has traveled extensively to China in the past and will spend a significant amount of time in China performing many of those supervisory and review audit procedures for this audit and several other foreign audit engagements. We also plan to have other audit personnel from our New York City office travel to China to perform audit work. We will not be relying on the work of another foreign audit firm.
     We would be happy to answer any further questions if necessary.
Very truly yours,
Neil Pinchuk